40-33


FRANKLIN TEMPLETON
INVESTMENTS


05076485

Franklin Resources, Inc.
One Franklin Parkway
San Mateo, CA 94403-1906
tel 650/312.2000
franklintempleton.com

VIA FIRST CLASS MAIL

811-02781
(Templeton Funds)
Branch 18

October 31, 2005


SEC MAIL PROCESSING
RECEIVED
NOV 08 2005
WASH. D.C.
105
SECTION

Filing Desk
U.S. Securities and Exchange Commission
450 Fifth Street N.W.
Washington, DC 20549

Re: **Strigliabotti, et al. v. Franklin Resources, Inc., et al., Case No. C-04-0883SI**

Ladies and Gentlemen:

Pursuant to Section 33(a) of the 1940 Act, we are enclosing for filing the following additional document related to the above-mentioned action, which we previously reported to your office:

Answer to Third Amended Complaint

Please acknowledge receipt of this filing by date-stamping the enclosed copy of this letter and returning it in the envelope provided.

Please contact me with any questions at (650) 312-4843.

Sincerely,

Aliya S. Gordon
Associate Corporate Counsel

PROCESSED
JAN 12 2006
THOMSON
FINANCIAL

Encls.

27080-2

MEREDITH N. LANDY (SB #136489)
DALE EDMONDSON (SB #189793)
JESSICA A. HOOGS (SB #227011)
O'MELVENY & MYERS LLP
2765 Sand Hill Road
Menlo Park, California 94025
Telephone: (650) 473-2671
Facsimile: (650) 473-2601
E-Mail: mlandy@omm.com
dedmondson@omm.com
jhoogs@omm.com


SEC MAIL PROCESSING
RECEIVED
NOV 2005
WASH. D.C.
185
SECTION

DANIEL A. POLLACK *(Pro Hac Vice)*
EDWARD McDERMOTT *(Pro Hac Vice)*
ANTHONY ZACCARIA *(Pro Hac Vice)*
POLLACK & KAMINSKY
114 West 47th Street
New York, New York 10036
Telephone: (212) 575-4700
Facsimile: (212) 575-6560
E-Mail: *dapollack@pollacklawfirm.com*
etmcdermott@pollacklawfirm.com
azaccaria@pollacklawfirm.com

Attorneys for Defendants FRANKLIN RESOURCES, INC., FRANKLIN ADVISERS, INC., FRANKLIN/ TEMPLETON DISTRIBUTORS, INC., TEMPLETON GLOBAL ADVISORS LIMITED, FRANKLIN ADVISORY SERVICES, LLC, FRANKLIN MUTUAL ADVISERS, LLC, AND FRANKLIN TEMPLETON SERVICES, LLC

UNITED STATES DISTRICT COURT

FOR THE NORTHERN DISTRICT OF CALIFORNIA

SUSAN STRIGLIABOTTI, et al., for the use and benefit of THE TEMPLETON GROWTH FUND, et al., Plaintiffs, v. FRANKLIN RESOURCES, INC., et al., Defendants.	Case No. C-04-0883 SI **ANSWER TO THIRD AMENDED COMPLAINT**

Defendants Franklin Resources, Inc., Franklin Advisors, Inc., Franklin/Templeton Distributors, Inc., Templeton Global Advisors Limited, Franklin Advisory Services, LLC, Franklin Mutual Advisors, LLC, and Franklin Templeton Services, LLC ("Defendants") hereby answer the Third Amended Complaint (the "Complaint"). To the extent not specifically admitted, each and every allegation in the Complaint is denied.

INTRODUCTORY STATEMENT

Answering the unnumbered introductory paragraph, to the extent that any response is required to Plaintiffs' introductory statements, Defendants deny each and every allegation contained therein.

INTRODUCTION*

1. Answering Paragraph 1, Defendants lack information and knowledge sufficient to form a belief as to the truth of the allegations concerning plaintiffs' status (or lack thereof) as shareholders in any of the Funds at issue, and on that basis, deny all such allegations. Defendants further note that this paragraph includes allegations that constitute plaintiffs' characterizations of the action, which do not require a response. Defendants admit that Templeton Growth Fund has as its investment advisor Defendant Templeton Global Advisors Limited; that Franklin Balance Sheet Investment Fund has as its investment advisor Defendant Franklin Advisory Services, LLC; that Franklin Flex Cap Growth Fund has as its investment advisor Defendant Franklin Advisers, Inc.; that Franklin Income Fund has as its investment advisor Defendant Franklin Advisers, Inc.; that Franklin Small-Mid Cap Growth Fund has as its investment advisor Defendant Franklin Advisers, Inc.; that Franklin Biotechnology Discovery Fund has as its investment advisor Defendant Franklin Advisers, Inc.; that Mutual Shares Fund has as its investment advisor Defendant Franklin Mutual Advisers, LLC; and that Franklin Utilities Fund has as its investment advisor Defendant Franklin Advisers, Inc. Except as specifically admitted herein, Defendants deny each and every allegation set forth in Paragraph 1 of the Complaint.

* Defendants list certain headings for purposes of convenience only. To the extent that any of the headings in the Complaint purport to contain substantive allegations requiring a response, Defendants deny each and every allegation contained in any headings.

2. Answering Paragraph 2, Defendants note that this paragraph contains legal conclusions, and does not require a response from Defendants. To the extent that this paragraph contains factual assertions requiring a response, Defendants admit that Franklin Resources, Inc. is a publicly traded company, incorporated in Delaware, with its headquarters in San Mateo, California, and respectfully refer to the documents referenced therein for their content. Except as specifically admitted herein, Defendants deny each and every allegation set forth in Paragraph 2 of the Complaint.

3. Answering Paragraph 3, Defendants deny each and every allegation set forth in that Paragraph.

4. Answering Paragraph 4, Defendants note that this paragraph contains legal conclusions, and does not require a response from Defendants. To the extent that this paragraph contains factual assertions requiring a response, Defendants deny each and every allegation set forth in Paragraph 4 of the Complaint.

5. Answering Paragraph 5, Defendants note that this paragraph includes allegations that constitute plaintiffs' characterizations of the action and their motivation for suing Franklin Resources, Inc. which do not require a response. To the extent that this paragraph contains factual assertions requiring a response, Defendants deny each and every allegation set forth in Paragraph 5 of the Complaint.

6. Answering Paragraph 6, Defendants admit that certain defendants provide certain services to one or more Funds and receive certain fees based on a percentage of the net assets of each Fund to which they provide services. Except as specifically admitted herein, Defendants deny each and every allegation set forth in Paragraph 6 of the Complaint.

7. Answering Paragraph 7, Defendants deny each and every allegation set forth in that Paragraph.

8. Answering Paragraph 8, Defendants deny each and every allegation set forth in that Paragraph. To the extent that Paragraph 8 incorporates Paragraph 65 or any portion thereof, Defendants incorporate their response to Paragraph 65 as though fully set forth herein.

/ / /

9. Answering Paragraph 9, Defendants admit that certain Funds have adopted Rule 12b-1 plans, and respectfully refer to those plans for their contents. Except as specifically admitted herein, Defendants deny each and every allegation set forth in Paragraph 9 of the Complaint.

10. Answering Paragraph 10, Defendants admit that the Balance Sheet Investment Fund is closed to certain potential new investors. Except as specifically admitted herein, Defendants deny each and every allegation set forth in Paragraph 10 of the Complaint.

11. Answering Paragraph 11, Defendants admit that the Investment Company Act of 1940 has been enacted, and respectfully refer to that Act for its contents. Except as specifically admitted herein, Defendants deny each and every allegation set forth in Paragraph 11 of the Complaint.

12. Answering Paragraph 12, Defendants admit that Section 36(b) of the Investment Company Act has been enacted and respectfully refer to that Section for its contents. Except as specifically admitted herein, Defendants deny each and every allegation set forth in Paragraph 12 of the Complaint.

13. Answering Paragraph 13, Defendants note that this paragraph contains legal conclusions, and does not require a response from Defendants. To the extent that this paragraph contains factual assertions requiring a response, Defendants admit that Franklin Resources, Inc. went public in 1971, and that its stock was trading at $52 per share as of January 2, 2004. Except as specifically admitted herein, Defendants deny each and every allegation set forth in Paragraph 13 of the Complaint.

14. Answering Paragraph 14, Defendants respectfully refer to the 10-K Reports of Franklin Resources, Inc. referenced in this paragraph for their contents (especially as to financial information). Defendants otherwise deny each and every allegation set forth in Paragraph 14 of the Complaint.

15. Answering Paragraph 15, Defendants deny each and every allegation set forth in that Paragraph.

/ / /

1 16. Answering Paragraph 16, Defendants deny each and every allegation set forth in
2 that Paragraph.
3 17. Answering Paragraph 17, Defendants admit that each Fund's advisory fee contract
4 is approved by the board for that Fund and that a majority of the board for each Fund consists of
5 disinterested directors. Except as specifically admitted herein, Defendants deny each and every
6 allegation set forth in Paragraph 17 of the Complaint.
7 18. Answering Paragraph 18, Defendants respectfully refer to the speech referenced
8 therein for its contents. Defendants otherwise deny each and every allegation set forth in
9 Paragraph 18 of the Complaint.
10 19. Answering Paragraph 19, Defendants note that this paragraph contains legal
11 conclusions, and does not require a response from Defendants. To the extent that this paragraph
12 contains factual assertions requiring a response, Defendants respectfully refer to the document
13 referenced therein for its contents. Defendants otherwise deny each and every allegation set forth
14 in Paragraph 19 of the Complaint.
15 20. Answering Paragraph 20, Defendants lack information sufficient to form a belief
16 as to the truth of allegations set forth in that paragraph, and on that basis deny such allegations.
17 21. Answering Paragraph 21, Defendants respectfully refer to Rule 12b-1, and *Meyer*
18 *v. Oppenheimer*, 895 F.2d 861 (2d Cir. 1990) for their contents. Defendants otherwise deny each
19 and every allegation set forth in Paragraph 21 of the Complaint.
20 22. Answering Paragraph 22, Defendants note that this paragraph contains legal
21 conclusions, and does not require a response from Defendants. To the extent that this paragraph
22 contains factual assertions requiring a response, Defendants deny each and every allegation set
23 forth in Paragraph 22 of the Complaint.
24 23. Answering Paragraph 23, Defendants deny each and every allegation set forth in
25 that Paragraph.
26 24. Answering Paragraph 24, Defendants admit that certain Funds have adopted
27 Rule 12b-1 plans, and respectfully refer to those plans for their contents. Except as specifically
28 / / /

1 admitted herein, Defendants deny each and every allegation set forth in Paragraph 24 of the
2 Complaint.
3 25. Answering Paragraph 25, Defendants deny each and every allegation set forth in
4 that Paragraph.
5 26. Answering Paragraph 26, Defendants respectfully refer to the document referenced
6 therein for its contents. Defendants otherwise deny each and every allegation set forth in
7 Paragraph 26 of the Complaint.
8 27. Answering Paragraph 27, Defendants deny each and every allegation set forth in
9 that Paragraph.
10 28. Answering Paragraph 28, Defendants note that this paragraph sets forth Plaintiffs'
11 characterization of this action as well as legal conclusions, and does not require a response from
12 Defendants. To the extent that this paragraph contains factual assertions requiring a response,
13 Defendants deny each and every allegation set forth in Paragraph 28 of the Complaint.
14 29. Answering Paragraph 29, Defendants note that this paragraph contains legal
15 conclusions, and does not require a response from Defendants. To the extent that this paragraph
16 contains factual assertions requiring a response, Defendants deny each and every allegation set
17 forth in Paragraph 29 of the Complaint.
18 30. Answering Paragraph 30, Defendants lack information sufficient to form a belief
19 as to the truth of allegations set forth in that paragraph, and on that basis deny such allegations.
20 31. Answering Paragraph 31, Defendants lack information sufficient to form a belief
21 as to the truth of allegations set forth in that paragraph, and on that basis deny such allegations.
22 32. Answering Paragraph 32, Defendants lack information sufficient to form a belief
23 as to the truth of allegations set forth in that paragraph, and on that basis deny such allegations.
24 33. Answering Paragraph 33, Defendants lack information sufficient to form a belief
25 as to the truth of allegations set forth in that paragraph, and on that basis deny such allegations.
26 34. Answering Paragraph 34, Defendants lack information sufficient to form a belief
27 as to the truth of allegations set forth in that paragraph, and on that basis deny such allegations.
28 / / /

35. Answering Paragraph 35, Defendants lack information sufficient to form a belief as to the truth of allegations set forth in that paragraph, and on that basis deny such allegations.

36. Answering Paragraph 36, Defendants admit the allegations set forth in that paragraph.

37. Answering Paragraph 37, Defendants admit the allegations set forth in that paragraph.

38. Answering Paragraph 38, Defendants admit the allegations set forth in that paragraph, except that Defendants state that the proper identification of the entity plaintiffs purport to reference is Franklin/Templeton Distributors, Inc.

39. Answering Paragraph 39, Defendants admit the allegations set forth in that paragraph.

40. Answering Paragraph 40, Defendants note that this paragraph contains legal conclusions as well as plaintiffs' characterizations of the action (which characterizations conflict with plaintiffs' prior representations to the Court), and does not require a response from Defendants. To the extent that this paragraph contain factual assertions requiring a response, Defendants deny each and every allegation set forth in Paragraph 40 of the Complaint. Defendants further deny that plaintiffs may represent any class of persons in these proceedings.

41. Answering Paragraph 41, Defendants note that this paragraph contains legal conclusions, and does not require a response from Defendants. To the extent that this paragraph contains factual assertions requiring a response, Defendants deny each and every allegation set forth in Paragraph 41 of the Complaint.

42. Answering Paragraph 42, Defendants note that this paragraph contains legal conclusions, and does not require a response from Defendants. To the extent that this paragraph contains factual assertions requiring a response, Defendants deny each and every allegation set forth in Paragraph 42 of the Complaint.

43. Answering Paragraph 43, Defendants note that this paragraph contains legal conclusions, and does not require a response from Defendants. To the extent that this paragraph

/ / /

contains factual assertions requiring a response, Defendants deny each and every allegation set forth in Paragraph 43 of the Complaint.

44. Answering Paragraph 44, Defendants note that this paragraph contains legal conclusions, and does not require a response from Defendants. To the extent that this paragraph contains factual assertions requiring a response, Defendants deny each and every allegation set forth in Paragraph 44 of the Complaint.

45. Answering Paragraph 45, Defendants note that this paragraph contains legal conclusions as well as plaintiffs' characterizations of the action (which characterizations conflict with plaintiffs' prior representations to the Court), and does not require a response from Defendants. To the extent that this paragraph contain factual assertions requiring a response, Defendants deny each and every allegation set forth in Paragraph 45 of the Complaint. Defendants further deny that plaintiff Strigliabotti or any other plaintiff may represent any class of persons in these proceedings.

46. Answering Paragraph 46, Defendants note that this paragraph contains legal conclusions, and does not require a response from Defendants. To the extent that this paragraph contains factual assertions requiring a response, Defendants deny each and every allegation set forth in Paragraph 46 of the Complaint. Defendants further deny that plaintiff Strigliabotti or any other plaintiff may represent any class of persons in these proceedings.

47. Answering Paragraph 47, Defendants note that this paragraph contains legal conclusions, and does not require a response from Defendants. To the extent that this paragraph contains factual assertions requiring a response, Defendants deny each and every allegation set forth in Paragraph 47 of the Complaint. Defendants further deny that this action is maintainable as a class action in any respect.

48. Answering Paragraph 48, Defendants note that this paragraph contains legal conclusions, and does not require a response from Defendants. To the extent that this paragraph contains factual assertions requiring a response, Defendants deny each and every allegation set forth in Paragraph 48 of the Complaint. Defendants further deny that this action is maintainable as a class action in any respect.

49. Answering Paragraph 49, Defendants note that this paragraph contains legal conclusions, and does not require a response from Defendants. To the extent that this paragraph contains factual assertions requiring a response, Defendants deny each and every allegation set forth in Paragraph 49 of the Complaint. Defendants further deny that this action is maintainable as a class action in any respect.

50. Answering Paragraph 50, Defendants note that this paragraph contains legal conclusions, and does not require a response from Defendants. To the extent that this paragraph contains factual assertions requiring a response, Defendants deny each and every allegation set forth in Paragraph 50 of the Complaint.

51. Answering Paragraph 51, Defendants note that this paragraph contains legal conclusions, and does not require a response from Defendants. To the extent that this paragraph contains factual assertions requiring a response, Defendants deny each and every allegation set forth in Paragraph 51 of the Complaint.

52. Answering Paragraph 52, Defendants deny each and every allegation set forth in that Paragraph.

53. Answering Paragraph 53, Defendants deny each and every allegation set forth in that Paragraph.

54. Answering Paragraph 54, Defendants deny each and every allegation set forth in that Paragraph.

55. Answering Paragraph 55, Defendants deny each and every allegation set forth in that Paragraph.

56. Answering Paragraph 56, Defendants deny each and every allegation set forth in that paragraph.

57. Answering Paragraph 57, Defendants respectfully refer to the document referenced therein for its contents. Defendants otherwise deny each and every allegation set forth in Paragraph 57 of the Complaint.

58. Answering Paragraph 58, Defendants deny each and every allegation set forth in that Paragraph.

1 59. Answering Paragraph 59, Defendants deny each and every allegation set forth in
2 that Paragraph.
3 60. Answering Paragraph 60, Defendants note that this paragraph contains legal
4 conclusions, and does not require a response from Defendants. To the extent that this paragraph
5 contains factual assertions requiring a response, Defendants admit that Franklin Resources, Inc.
6 went public in 1971, and that its stock was trading at $52 per share as of January 2, 2004. Except
7 as specifically admitted herein, Defendants deny each and every allegation set forth in
8 Paragraph 60 of the Complaint.
9 61. Answering Paragraph 61, Defendants respectfully refer to the documents
10 referenced therein for their contents. Defendants otherwise deny each and every allegation set
11 forth in Paragraph 61 of the Complaint.
12 62. Answering Paragraph 62, Defendants respectfully refer to the document referenced
13 therein for its contents. Defendants otherwise deny each and every allegation set forth in
14 Paragraph 62 of the Complaint.
15 63. Answering Paragraph 63, Defendants deny each and every allegation set forth in
16 that paragraph.
17 64. Answering Paragraph 64, Defendants respectfully refer to the documents
18 referenced therein for their contents. Defendants otherwise deny each and every allegation set
19 forth in Paragraph 64 of the Complaint.
20 65. Answering Paragraph 65, Defendants respectfully refer to the document referenced
21 therein for its contents. Defendants otherwise deny each and every allegation set forth in
22 Paragraph 65 of the Complaint.
23 66. Answering Paragraph 66, Defendants respectfully refer to the 10K Reports filed
24 by Franklin Resources, Inc. for financial information about Franklin Resources, Inc. and other
25 defendants. Defendants otherwise deny each and every allegation set forth in Paragraph 66 of the
26 Complaint.
27 67. Answering Paragraph 67, Defendants respectfully refer to the 10K Reports filed
28 by Franklin Resources, Inc. for financial information about Franklin Resources, Inc. and other

defendants. Defendants otherwise deny each and every allegation set forth in Paragraph 67 of the Complaint.

68. Answering Paragraph 68, Defendants deny each and every allegation set forth in that Paragraph.

69. Answering Paragraph 69, Defendants respectfully refer to the document referenced therein for its contents. Defendants otherwise deny each and every allegation set forth in Paragraph 69 of the Complaint.

70. Answering Paragraph 70, Defendants respectfully refer to the testimony referenced therein for its contents. Defendants otherwise deny each and every allegation set forth in Paragraph 70 of the Complaint.

71. Answering Paragraph 71, Defendants deny each and every allegation set forth in that Paragraph.

71(a) Answering Sub-Paragraph 71(a), Defendants deny each and every allegation set forth in that Sub-Paragraph.

71(b) Answering Sub-Paragraph 71(b), Defendants note that this paragraph contains hypothetical allegations, and does not require a response from Defendants. Defendants otherwise deny each and every allegation set forth in that Sub-Paragraph.

72. Answering Paragraph 72, Defendants deny each and every allegation set forth in that Paragraph.

73. Answering Paragraph 73, Defendants deny each and every allegation set forth in that Paragraph.

74. Answering Paragraph 74, Defendants deny each and every allegation set forth in that Paragraph.

75. Answering Paragraph 75, Defendants deny each and every allegation set forth in that Paragraph.

76. Answering Paragraph 76, Defendants deny each and every allegation set forth in that Paragraph.

/ / /

77. Answering Paragraph 77, Defendants deny each and every allegation set forth in that Paragraph.

78. Answering Paragraph 78, Defendants note that this paragraph contains legal conclusions, and does not require a response from Defendants. To the extent that this paragraph contains factual assertions requiring a response, Defendants respectfully refer to the document referenced therein for its contents. Defendants otherwise deny each and every allegation set forth in Paragraph 78 of the Complaint.

79. Answering Paragraph 79, Defendants note that this paragraph contains legal conclusions, and does not require a response from Defendants. To the extent that this paragraph contains factual assertions requiring a response, Defendants respectfully refer to the document referenced therein for its contents. Defendants otherwise deny each and every allegation set forth in Paragraph 79 of the Complaint.

80. Answering Paragraph 80, Defendants note that this paragraph contains legal conclusions, and does not require a response from Defendants. To the extent that this paragraph contains factual assertions requiring a response, Defendants respectfully refer to the document referenced therein for its contents. Defendants otherwise deny each and every allegation set forth in Paragraph 80 of the Complaint.

81. Answering Paragraph 81, Defendants deny each and every allegation set forth in that Paragraph.

81(a). Answering Sub-Paragraph 81(a), Defendants deny each and every allegation set forth in that Sub-Paragraph.

81(b). Answering Sub-Paragraph 81(b), Defendants deny each and every allegation set forth in that Sub-Paragraph.

81(c). Answering Sub-Paragraph 81(c), Defendants deny each and every allegation set forth in that Sub-Paragraph.

81(d). Answering Sub-Paragraph 81(d), Defendants deny each and every allegation set forth in that Sub-Paragraph.

/ / /

81(e). Answering Sub-Paragraph 81(e), Defendants deny each and every allegation set forth in that Sub-Paragraph.

82. Answering Paragraph 82, Defendants deny each and every allegation set forth in that Paragraph.

83. Answering Paragraph 83, Defendants deny each and every allegation set forth in that Paragraph.

COUNT I

84. Answering Paragraph 84, Defendants incorporate herein their responses to each and every foregoing paragraph as though set forth fully herein.

85. Answering Paragraph 85, Defendants deny each and every allegation set forth in that Paragraph.

86. Answering Paragraph 86, Defendants deny each and every allegation set forth in that Paragraph.

87. Answering Paragraph 87, Defendants deny each and every allegation set forth in that Paragraph.

COUNT II

88. Answering Paragraph 88, Defendants incorporate herein their responses to each and every foregoing paragraph as though set forth fully herein.

89. Answering Paragraph 89, Defendants deny each and every allegation set forth in that Paragraph.

90. Answering Paragraph 90, Defendants deny each and every allegation set forth in that Paragraph.

91. Answering Paragraph 91, Defendants deny each and every allegation set forth in that Paragraph.

COUNT III

92. Answering Paragraph 92, Defendants incorporate herein their responses to each and every foregoing paragraph as though set forth fully herein.

/ / /

93. Answering Paragraph 93, Defendants deny each and every allegation set forth in that Paragraph.

94. Answering Paragraph 94, Defendants deny each and every allegation set forth in that Paragraph.

95. Answering Paragraph 95, Defendants deny each and every allegation set forth in that Paragraph.

96. Answering Paragraph 96, Defendants deny each and every allegation set forth in that Paragraph.

97. Answering Paragraph 97, Defendants deny each and every allegation set forth in that Paragraph.

98. Answering Paragraph 98, Defendants deny each and every allegation set forth in that Paragraph.

99. Answering Paragraph 99, Defendants deny each and every allegation set forth in that Paragraph.

COUNT IV

100. Answering Paragraph 100, Defendants incorporate herein their responses to each and every foregoing paragraph as though set forth fully herein.

101. Answering Paragraph 101, Defendants note that this paragraph contains legal conclusions, and does not require a response from Defendants. To the extent that this paragraph contains factual assertions requiring a response, Defendants deny each and every allegation set forth in Paragraph 101 of the Complaint.

102. Answering Paragraph 102, Defendants note that this paragraph contains legal conclusions, and does not require a response from Defendants. To the extent that this paragraph contains factual assertions requiring a response, Defendants deny each and every allegation set forth in Paragraph 102 of the Complaint.

103. Answering Paragraph 103, Defendants deny each and every allegation set forth in that Paragraph.

/ / /

104. Answering Paragraph 104, Defendants deny each and every allegation set forth in that Paragraph.

COUNT V

105. Answering Paragraph 105, Defendants incorporate herein their responses to each and every foregoing paragraph as though set forth fully herein.

106. Answering Paragraph 106, Defendants note that this paragraph contains legal conclusions, and does not require a response from Defendants. To the extent that this paragraph contains factual assertions requiring a response, Defendants deny each and every allegation set forth in Paragraph 106 of the Complaint.

107. Answering Paragraph 107, Defendants deny each and every allegation set forth in that Paragraph.

108. Answering Paragraph 108, Defendants deny each and every allegation set forth in that Paragraph.

COUNT VI

109. Answering Paragraph 109, Defendants incorporate herein their responses to each and every foregoing paragraph as though set forth fully herein.

110. Answering Paragraph 110, Defendants deny each and every allegation set forth in that Paragraph.

111. Answering Paragraph 111, Defendants deny each and every allegation set forth in that Paragraph.

112. Answering Paragraph 112, Defendants deny each and every allegation set forth in that Paragraph.

COUNT VII

113. Answering Paragraph 113, Defendants incorporate herein their responses to each and every foregoing paragraph as though set forth fully herein.

114. Answering Paragraph 114, Defendants respectfully refer to the letter referenced therein for its contents. Defendants otherwise deny each and every allegation set forth in Paragraph 114 of the Complaint.

115. Answering Paragraph 115, Defendants deny each and every allegation set forth in that Paragraph.

116. Answering Paragraph 116, Defendants deny each and every allegation set forth in that Paragraph.

117. Answering Paragraph 117, Defendants deny each and every allegation set forth in that Paragraph.

COUNT VIII

118. Answering Paragraph 118, Defendants incorporate herein their responses to each and every foregoing paragraph as though set forth fully herein.

119. Answering Paragraph 119, Defendants note that this paragraph sets forth Plaintiffs' characterization of their claims as well as legal conclusions, and does not require a response from Defendants. To the extent that this paragraph contains factual assertions requiring a response, Defendants deny each and every allegation set forth in Paragraph 119.

120. Answering Paragraph 120, Defendants deny each and every allegation set forth in that Paragraph.

121. Answering Paragraph 121, Defendants deny each and every allegation set forth in that Paragraph.

122. Answering Paragraph 122, Defendants deny each and every allegation set forth in that Paragraph.

123. Answering Paragraph 123, Defendants note that this paragraph sets forth Plaintiffs' characterization of their claims as well as legal conclusions, and does not require a response from Defendants. To the extent that this paragraph contains factual assertions requiring a response, Defendants deny each and every allegation set forth in Paragraph 123.

124. Answering Paragraph 124, Defendants deny each and every allegation set forth in that Paragraph.

125. Answering Paragraph 125, Defendants deny each and every allegation set forth in that Paragraph.

/ / /

COUNT IX

126. Answering Paragraph 126, Defendants incorporate herein their responses to each and every foregoing paragraph as though set forth fully herein.

127. Answering Paragraph 127, Defendants deny each and every allegation set forth in that Paragraph.

128. Answering Paragraph 128, Defendants deny each and every allegation set forth in that Paragraph.

129. Answering Paragraph 129, Defendants deny each and every allegation set forth in that Paragraph.

CLAIM FOR RELIEF

To the extent that any response is required to Plaintiffs' prayer for relief and judgment, Defendants deny each and every allegation contained therein.

AFFIRMATIVE DEFENSES

Defendants allege the following separate and affirmative defenses to the Complaint, and in so doing, do not assume the burden to establish any fact or proposition necessary to that affirmative defense where that burden is properly imposed on Plaintiffs.

FIRST AFFIRMATIVE DEFENSE

The Complaint, and each cause of action alleged therein, fails to state a claim upon which relief can be granted.

SECOND AFFIRMATIVE DEFENSE

The challenged fees are fair and not so disproportionately large in relation to the services rendered that they bear no reasonable relationship to the services rendered.

THIRD AFFIRMATIVE DEFENSE

Plaintiffs lack standing to bring the claims asserted.

FOURTH AFFIRMATIVE DEFENSE

A majority of the disinterested directors approved the challenged fees.

/ / /

FIFTH AFFIRMATIVE DEFENSE

Plaintiffs, by purchasing shares of a particular Fund and reinvesting, agreed with, accepted, endorsed and otherwise approved the level of challenged fees. Accordingly, plaintiffs are estopped and otherwise barred from complaining about those fees.

SIXTH AFFIRMATIVE DEFENSE

The 12b-1 fees, as calculated, are expressly permitted by the National Association of Securities Dealers Rule 2830 and Section 22(b) of the Investment Company Act.

SEVENTH AFFIRMATIVE DEFENSE

The claims are barred in whole or in part by the applicable statutes of limitation.

EIGHTH AFFIRMATIVE DEFENSE

Plaintiffs lack standing to challenge 12b-1 fees paid with respect to classes of shares of their Funds other than the class of shares which they own.

NINTH AFFIRMATIVE DEFENSE

The Investment Company Act prohibits recovery of any damages allegedly incurred prior to one year before the institution of this action.

TENTH AFFIRMATIVE DEFENSE

Defendants fully and timely disclosed all relevant information regarding the challenged advisory and distribution fees.

ELEVENTH AFFIRMATIVE DEFENSE

Plaintiffs knew, or with the exercise of reasonable care should have known, all of the relevant information concerning the challenged advisory and distribution fees. In addition, they were free at all relevant times to sell the shares they owned in the particular Funds. Accordingly, their claims are barred.

TWELFTH AFFIRMATIVE DEFENSE

Plaintiffs' claims are barred in whole or in part by the doctrines of waiver, estoppel, ratification, and/or unclean hands.

/ / /

/ / /

THIRTEENTH AFFIRMATIVE DEFENSE

Each and every one of the Defendants acted in good faith and did not materially assist in any violation of law or directly or indirectly induce any act or acts constituting any alleged violations or causes of action.

FOURTEENTH AFFIRMATIVE DEFENSE

An irreconcilable conflict exists between the claims offered on behalf of the Funds in Counts I-III and the claims offered on behalf of the individuals in the remaining claims, such that plaintiffs cannot assert both sets of claims in this action.

FIFTEENTH AFFIRMATIVE DEFENSE

Some or all of the matters now claimed by the Complaint to be the subject of misrepresentations and omissions were publicly disclosed or were in the public domain and, as such, were available to the Plaintiffs.

SIXTEENTH AFFIRMATIVE DEFENSE

Plaintiffs were negligent and did not exercise due care to discover the existence of some or all the purported facts alleged in the Complaint upon which they assert liability against the Defendants. Thus, the actual and proximate cause of the damage to Plaintiffs, if any, in whole or in part, is Plaintiffs' negligence and their failure to exercise reasonable care.

SEVENTEENTH AFFIRMATIVE DEFENSE

Any recovery for damages allegedly incurred by Plaintiffs, if any, is subject to offset in the amount of any tax benefits actually received by Plaintiffs through their investments.

EIGHTEENTH AFFIRMATIVE DEFENSE

Plaintiffs are barred from claiming injury or damages, if any, because they failed to make reasonable efforts to mitigate such injury or damages, which would have prevented or reduced their injury or damages, if any.

NINETEENTH AFFIRMATIVE DEFENSE

Plaintiffs' claims for secondary liability (including without limitation for conspiracy, aiding and abetting, and action in concert) are barred in whole or in part because Plaintiffs cannot establish the primary liability necessary to support such claims.

TWENTIETH AFFIRMATIVE DEFENSE

In executing or authorizing the execution and/or publication of any document containing the statements complained of in the Complaint, Defendants were entitled to, and did, reasonably and in good faith, rely upon the work and conclusions of other professionals and experts.

TWENTY-FIRST AFFIRMATIVE DEFENSE

Factors other than the alleged actions by the Defendants caused some or all of the alleged damages.

TWENTY-SECOND AFFIRMATIVE DEFENSE

Plaintiffs would be unjustly enriched if they were allowed to recover anything in this action.

TWENTY-THIRD AFFIRMATIVE DEFENSE

Defendants, and each of them, were under no duty to disclose any of the purported information that Plaintiffs allege was not disclosed.

TWENTY-FOURTH AFFIRMATIVE DEFENSE

Defendants are not liable for the injuries and damages, if any, sustained by the plaintiffs at the times and places alleged in the Complaint because any injuries and damages were a direct and proximate result of the acts, omissions, or negligence of other persons and/or entities not within the knowledge or control of Defendants, and were sustained, if at all, without any negligence or wrongful act or omission on the part of Defendants. Should Plaintiffs recover damages from Defendants, these Defendants are entitled to indemnification and/or contribution, either in whole or in part, from all persons or entities whose negligence and/or fault proximately contributed to Plaintiffs' damages, if any.

TWENTY-FIFTH AFFIRMATIVE DEFENSE

Plaintiffs' claims are barred, in whole or in part, by the application of the business judgment rule.

/ / /

/ / /

/ / /

1 **TWENTY-SIXTH AFFIRMATIVE DEFENSE**

2 Plaintiffs' claims are barred, in whole or in part, because Defendants have not committed
3 any act or practice which is "unlawful," "unfair" or "fraudulent" within the meaning of
4 Business & Professions Code §§ 17200 *et seq.*

5 **TWENTY-SEVENTH AFFIRMATIVE DEFENSE**

6 Plaintiffs have failed to make the requisite demand on each board of directors for each
7 particular mutual fund in which they allege to be shareholders. Accordingly, plaintiffs may not
8 assert their claims other than those under Section 36(b).

9 **TWENTY-EIGHTH AFFIRMATIVE DEFENSE**

10 Plaintiffs' claims under state law are preempted by the Securities Litigation Uniform
11 Standards Act of 1998, 15 U.S.C. §§ 77p, 78bb, et al.

12 **TWENTY-NINTH AFFIRMATIVE DEFENSE**

13 The Court lacks personal jurisdiction over defendant Templeton Global Advisors Limited.

14 **THIRTIETH AFFIRMATIVE DEFENSE**

15 Defendants were not recipients of the challenged 12b-1 fees and thus are not liable under
16 §36(b)(3) of the ICA.

17 **THIRTY-FIRST AFFIRMATIVE DEFENSE**

18 To the extent they were not recipients of the challenged fees, Defendants are not liable
19 under Section 36(b)(3).

20 **ADDITIONAL AFFIRMATIVE DEFENSES**

21 Defendants may have additional, as yet unidentified defenses available. In particular,
22 Defendants believe that the Complaint fails to plead misconduct with the specificity required by
23 the Federal Rules and applicable law. The lack of specificity makes it impossible for Defendants
24 to determine at this time whether certain additional affirmative defenses may exist. Additional
25 defenses may also be revealed by further investigation or through discovery. Accordingly,
26 Defendants may have other affirmative defenses and thus reserve the right to assert any and all
27 such defenses in a timely fashion after the facts to support such defenses become known to them.
28 / / /

WHEREFORE, Defendants pray that this Court enter judgment as follows:

1. That judgment be entered in favor of Defendants;

2. That Plaintiffs take nothing from Defendants by their Complaint, and that the same be dismissed with prejudice;

3. For costs, attorneys' fees, expert witness fees, and court costs incurred herein; and

4. For such other and further relief as this Court deems just and proper.

Dated: October 20, 2005

MEREDITH N. LANDY
DALE M. EDMONDSON
JESSICA A. HOOGS
O'MELVENY & MYERS LLP

By: /s/ Meredith N. Landy
Meredith N. Landy

Daniel A. Pollack (*Pro Hac Vice*)
Edward McDermott (*Pro Hac Vice*)
Anthony Zaccaria (*Pro Hac Vice*)
POLLACK & KAMINSKY
114 West 47th Street
New York, New York 10036
Telephone: (212) 575-4700
Facsimile: (212) 575-6560

Attorneys for Defendants
Franklin Resources, Inc., Franklin Advisors, Inc., Franklin/Templeton Distributors, Inc., Templeton Global Advisors Limited, Franklin Advisory Services LLC, Franklin Mutual Advisors, LLC, and Franklin Templeton Services, LLC

MP1:966322.2